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ЭMMISSION

SECURITIES AND EXCHANGE COMMISSION

RECEIVED

# ANNUAL AUDITED REPORT
## FORM X-17A-5
## PART III

SEP 1 1 2006

SEC FILE NUMBER

8- 65595

FACING PAGE    DIVISION OF MARKET REGULATION

## Information Required of Brokers and Dealers Pursuant to Section 17 of the
## Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING October 1, 2004 AND ENDING September 30, 2005

MM/DD/YY                                          MM/DD/YY

---

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Sun's Brothers Securities Inc

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

700 Richards St. Suite 1009
(No. and Street)

Honolulu,                    Hawaii                    96813
(City)                       (State)                   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Min Won Yang                                      (808) 538-0590
(Area Code – Telephone Number)

---

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

John C.D. Choi, CPA
(Name – if individual, state last, first, middle name)

1600 Kapiolani Blvd.Suite 1036 Honolulu, Hawaii    96814
(Address)            (City)                    (State)        (Zip Code)

PROCESSED

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

OCT 1 8 2006

THOMSON
FINANCIAL

### FOR OFFICIAL USE ONLY

---

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption.  See Section 240.17a-5(e)(2)

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**

SEC 1410 (06-02)

# OATH OR AFFIRMATION

I, _____ Min Won Yang _____, swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
_____ Sun's Brothers Securities, Inc. _____ , as
of _____ September 30 _____, 20 05 ___, are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____

_____


_____
Signature

_____ President _____
Title


_____
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# SECURITIES AND EXCHANGE COMMISSION

## WASHINGTON, D.C.

## ANNUAL AUDIT REPORT

DATE: September 30, 2005

Sun's Brothers Securities, Inc.
(Name of Respondent)

700 Richards St. Suite 1009, Honolulu, Hawaii 96813
(Address of principal executive office)

Min Won Yang
President
Sun's Brothers Securities, Inc
700 Richards St. Suite 1009
Honolulu, Hawaii 96813

(Name and address of person authorized to receive notices and
communications from the Securities and Exchange Commission)

# SUN'S BROTHERS SECURITIES, INC.

## AUDITED FINANCIAL STATEMENTS
## AND OTHER FINANCIAL INFORMATION

## YEAR ENDED SEPEMBER 30, 2005

## Contents

# INDEPENDENT AUDITOR'S REPORT

To the Stockholder of
Sun's Brothers Securities, Inc.
Honolulu, Hawaii

We have audited the accompanying Statement of Financial Condition of Sun's Brothers Securities, Inc. as of September 30, 2005 and the related Statement of Operations, Changes in Stockholder's Equity, Changes in Liabilities Subordinated to Claims of Creditors, and Cash flows for the twelve months ended September 30, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted the audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Sun's Brothers Securities, Inc. as of September 30, 2005, and the results of its operations and its cash flows for the twelve months ended September 30, 2005, in conformity with generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information included in schedules on pages 10 through 13 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statement and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

January 18, 2006
John Choi CPA, Inc
Certified Public Accountant

Supplemental Report to Annual Audit Report dated September 30, 2005

Accountant's Report on Material Inadequacies


Broker/Dealer
Sun's Brothers Securities, Inc.
700 Richards St. Suite 1009
Honolulu, HI 96813
(808) 538-0590
CRD # 123531
SEC File #8-65595

Accounting Firm
John Choi CPA, Inc
1600 Kapiolani Blvd. Suite 1036
Honolulu, HI 96814
(808) 955-5071

Audit date: October 1, 2004 to September 30, 2005

In our audit of Sun's Brothers Securities, Inc's financial statements, we have not found
any material inadequacies during the period beginning October 1, 2004 and ending
September 30, 2005


John C. D. Choi
John Choi CPA, Inc
Certified Public Accountant

## SUN'S BROTHERS SECURITIES, INC.
## STATEMENT OF FINANCIAL CONDITION
### September 30, 2005

### Asset

| | | |
|---|---:|---:|
| **Current Assets** | | |
| Cash in bank | $ 7,345 | |
| Taxes receivable | 19 | |
| Total Current Assets | | 7,364 |
| | | |
| Property and equipment: Net of accumulated depreciation of $ 2,855. | | 1,620 |
| | | |
| **Other Asset** | | |
| Cash on deposit with Broker-Dealer | | 8,625 |
| | | |
| Total Assets | $ | 17,609 |

### Liabilities and Stockholders' Equity

| | | |
|---|---:|---:|
| **Current Liabilities** | | |
| Accrued taxes payable | 570 | |
| Salaries payable | 1,403 | |
| Total Current Liabilities | | 1,973 |
| | | |
| Total Liabilities | | 1,973 |
| | | |
| **Stockholders' Equity** | | |
| Common stock, $1.00 par value; | | |
| 1,000 Shares outstanding | 1,000 | |
| Additional paid-in capital | 208,442 | |
| Retained earnings (loss) | (193,807) | |
| | | |
| Total Stockholders Equity | | 15,636 |
| | | |
| Total Liabilities and Stockholder's Equity | $ | 17,609 |

See Notes to Financial Statements

- 2 -

# SUN'S BROTHERS SECURITIES, INC.
## STATEMENT OF OPERATIONS
### For The Twelve Months Ended September 30, 2005

| | | |
|---|---:|---:|
| Revenue | | |
| Commissions | | $ 7,134 |
| Interest | | 247 |
| | | |
| Total Revenue | | 7,381 |
| | | |
| Expenses | | |
| Salaries | 31,000 | |
| Commissions | 12,777 | |
| Tax & Licenses | 7,645 | |
| Other operating expenses | 15,884 | |
| | | |
| Total Expenses | | 67,306 |
| | | |
| Net Loss before provisions for Income Tax | | (59,925) |
| | | |
| Income Taxes | | - |
| | | |
| Net Income (Loss) | | $ (59,925) |

See Notes to Financial Statements

# SUN'S BROTHERS SECURITIES, INC.
## STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
### For The Twelve Months Ended September 30, 2005

|  |  | Capital Stock | Additional Paid-In Capital | Retained Earnings | Total Stockholder's Equity |
|---|---|---|---|---|---|
| Balance at September 30, 2004 | $ | 1,000 | 157,442 | (133,882) | 24,560 |
| Paid in Capital for period |  |  | 51,000 |  | 51,000 |
| Net Loss for period |  |  |  | (59,925) | (59,925) |
| Balance at September 30, 2005 | $ | 1,000 | 208,442 | (193,807) | 15,635 |

See Notes to Financial Statements

- 4 -

# SUN'S BROTHERS SECURITIES, INC.
## STATEMENT OF CHANGES IN LIABILITIES
## SUBORDINATED TO CLAIMS OF CREDITORS
### For The Twelve Months Ended September 30, 2005

| | |
|---|---|
| Activity during period | $ - |
| Balance, September 30, 2005 | $ - |

See Notes to Financial Statements

- 5 -

# SUN'S BROTHERS SECURITIES, INC.
## STATEMENT OF CASH FLOWS
### For The Twelve Months Ended September 30, 2005

Cash flows from operating activities

| | | |
|---|---:|---:|
| Net Income (Loss) | $ | (59,925) |
| Adjustments to reconcile net income to net cash provided by operating activities | | |
| Depreciation during period | 680 | |
| (Increase) decrease in: | | |
| Receivables | 179 | |
| (Increase) decrease in: | | |
| Accrued taxes payable | (722) | |
| Salaries payable | (2,843) | (2,706) |
| Net cash provided (used) by operating activities | | (62,631) |

Cash flows (used) in investing activities

| | | |
|---|---:|---:|
| Cash deposit with Broker-dealer | 12,530 | |
| Purchase of equipment | (1,199) | |
| Net cash provided (used) by investing activities | | 11,331 |

Cash flows (used) in financing activities

| | | |
|---|---:|---:|
| Paid in capital | 51,000 | |
| Net cash provided (used) by investing activities | | 51,000 |

| | | |
|---|---:|---:|
| Net increase (decrease) in cash | | (300) |
| Cash, October 1, 2004 | | 7,645 |
| Cash, September 30, 2005 | $ | 7,345 |

See Notes to Financial Statements

- 6 -

Note A - Summary of Significant Accounting Policies

This summary of significant accounting policies of Sun's Brothers Securities, Inc. (Company) is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management who is responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

Nature of Business

The Company was registered on December 16, 2002 as a Broker/Dealer pursuant to Section 15(b) of the Securities Exchange Act of 1934 with the National Association of Security Dealers, Inc. Central Registration Depository System.

In accordance with this registration the nature and scope of Sun's Brothers Securities, Inc.'s activities are to buy and sale of mutual funds and securities, consulting, and related financial advisory services in the State of Hawaii. Sun's Brothers Securities, Inc. is required to maintain a minimum "net capital" of $ 5,000 at all times.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less that are not registered to be segregated under Federal or other regulations to be cash and cash equivalents.

Concentrations of Credit Risk

The Company is engaged in various activities in private placement of securities in which counter parties, primarily broker-dealers, banks, and other financial institutions participate. In the event counter parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the credit worthiness of the counter party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter party.

Estimates

Management uses estimates and assumptions in preparing financial statements. Those estimated and assumptions affect the reported amounts of assets and liabilities, and disclosures of contingent assets and liabilities, and reported revenues and expenses. Actual results could differ from those estimates.

Property, Equipment, and Depreciation

Property and equipment are stated at cost. Depreciation is computed using the accelerated method over the estimated useful lives of the assets, five years. Depreciation is provided under the modified accelerated cost recovery system (MACRS).

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due and deferred taxes. The Company incurred a loss during the period. The resulting net operating loss may be carried forward to offset future taxable earnings and thus reduce corporation taxes in future years.

Note B - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15C3-1), which requires the maintenance of minimum net capital and requirements that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At September 30, 2005, the Company has net capital of $ 14,016 which is $ 9,016 in excess of its required net capital of $ 5,000. The Company's ratio of aggregate indebtedness to net capital is .14 to 1.

Note C - Fully Disclosed Clearing Agreement

Sun's Brothers Securities, Inc. has a fully disclosed clearing agreement with a broker-dealer to execute orders, and the clearance and settlement of all transactions, for the Company's customers.


Note D - Related Party Transactions

The Company has an expense agreement with Min Won Yang, sole stockholder in which the sole stockholder agrees to assume payment responsibilities for paying certain ongoing business expenses of Sun's Brothers Securities, Inc. including space rent, utilities, and insurance required for office space and related miscellaneous ongoing expense for the operation of the business.

## SUN'S BROTHERS SECURITIES, INC.
## SUPPLEMENTARY INFORMATION
### September 30, 2005

<u>**Computation of Net Capital**</u>

| | |
|---|---:|
| Total ownership equity (from statement of financial condition) | $ 15,636 |
| Add: | |
| Allowable credits | - |
| | |
| Total capital and allowable credits | 15,636 |
| | |
| Deduct: | |
| Non-allowable assets | (1,620) |
| | |
| Total capital | 14,016 |
| | |
| Other additions and/or allowable credits | - |
| | |
| Net capital before haircuts on securities positions | 14,016 |
| | |
| Haircuts on securities: Common stock | - |
| | |
| Net Capital | 14,016 |

<u>**Computation of Basic Net Capital Requirements**</u>

| | |
|---|---:|
| Minimum net capital required: (6-2/3%) of aggregate indebtedness | $ 132 |
| Minimum dollar net capital requirement of broker-dealer | 5,000 |
| | |
| Net capital requirement (greater of above amounts) | 5,000 |
| | |
| Excess net capital | 9,016 |

<u>**Computation of Aggregate Indebtedness**</u>

| | |
|---|---:|
| Current liabilities | $ 1,973 |
| | |
| Total aggregate indebtedness | 1,973 |
| | |
| Percentage of aggregate indebtedness to net capital | 14% |

## SUN'S BROTHERS SECURITIES, INC.
## SUPPLEMENTARY INFORMATION
## RECONCILIATION OF COMPUTATION OF NET CAPITAL
### September 30, 2005

| | |
|---|---:|
| Net capital per respondent's most recent X-17A-5 | 13,148 |
| | |
| Adjustment for: | |
| Increase in current asset | 201 |
| Decrease in current liabilities | 667 |
| | |
| Net capital per audited financial statements | $ 14,016 |

## SUN'S BROTHERS SECURITIES, INC.
## SUPPLEMENTARY INFORMATION
## COMPUTATION FOR DETERMINATION OF RESERVE
## REQUIREMENTS PURSUANT TO RULE 15c3-3
### September 30, 2005

Credit balance in customer's security accountants                                 $         -

Debit balance                                                                                                  -

Reserve Computation
Excess of total debts over total credits                                                    None

Required deposit                                                                                       None

**SUN'S BROTHERS SECURITIES, INC.**
**INFORMATION RELATING TO THE POSSESSION**
**ON CONTROL REQUIREMENTS UNDER Rule 15c-3-3**
**REQUIREMENTS PURSUANT TO RULE 15c3-3**
September 30, 2005

Sun's Brothers Securities, Inc. does not receive, directly or indirectly, or hold funds or securities for, or owe funds or securities and does not carry accounts of, or for, customers.

Supplemental Report to Annual Audit Report dated September 30, 2005

Accountant's Report on Material Inadequacies

Broker/Dealer
Sun's Brothers Securities, Inc.
700 Richards St. Suite 1009
Honolulu, HI 96813
(808) 538-0590
CRD # 123531
SEC File #8-65595

Accounting Firm
John Choi CPA, Inc
1600 Kapiolani Blvd. Suite 1036
Honolulu, HI 96814
(808) 955-5071

Audit date: October 1, 2004 to September 30, 2005

In our audit of Sun's Brothers Securities, Inc's financial statements, we have not found any material inadequacies during the period beginning October 1, 2004 and ending September 30, 2005

John C. D. Choi
John Choi CPA, Inc
Certified Public Accountant